UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2008	December 31, 2007

PLAN ASSETS AND LIABILITIES

Total Plan Assets	$—	$2,733,454

Total Plan Liabilities	—	2,737,279

Net Assets Available for Benefits at Fair Value	—	(3,825)

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	3,825

Net Assets Available for Benefits	$—	$—

Note 1:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.
Note 2:	In January 2008, the remaining Plan assets were transferred to the Dominion East Ohio Gas Union Savings Plan and therefore this is the final report of the Dominion East Ohio River Gas Division Union Savings Plan.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2008

INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$—
Employer contributions	—

Total contributions	—

Investment income (loss):
Interest	14
Net depreciation in fair value of investments	(55)
Income from Master Trust	5

Total investment loss	(36)

Rebate on investment management fees	69

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	33

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN TO OTHER PLAN	(33)

NET DECREASE IN NET ASSETS	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—

End of year	$—

Note 1:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.
Note 2:	In January 2008, the remaining Plan assets were transferred to the Dominion East Ohio Gas Union Savings Plan and therefore this is the final report of the Dominion East Ohio River Gas Division Union Savings Plan.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2008

SPECIFIC ASSETS

Employer Securities	$—

Participant Loans	$—

Note 1:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.
Note 2:	In January 2008, the remaining Plan assets were transferred to the Dominion East Ohio Gas Union Savings Plan and therefore this is the final report of the Dominion East Ohio River Gas Division Union Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2009	/s/ James E. Eck
James E. Eck
Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee